   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 20, 2000
================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                              --------------------

                               AMENDMENT NO. 1 TO
                                 SCHEDULE 14D-9

                                 (RULE 14d-101)

                      SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                              --------------------

                             HARCOURT GENERAL, INC.
                            (NAME OF SUBJECT COMPANY)

                             HARCOURT GENERAL, INC.
                      (NAME OF PERSON(s) FILING STATEMENT)

                     Common Stock, Par Value $1.00 Per Share
        Series A Cumulative Convertible Stock, Par Value $1.00 Per Share
                         (TITLE OF CLASS OF SECURITIES)

                                   41163G 10 1
                                   41163G 20 0
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                              --------------------

                                 ERIC P. GELLER
                             HARCOURT GENERAL, INC.
                               27 BOYLSTON STREET
                       CHESTNUT HILL, MASSACHUSETTS 02467
                                 (617) 232-8200

                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS ON
                    BEHALF OF THE PERSON(s) FILING STATEMENT)

                                    Copy to:

                              JOHN G. FINLEY, ESQ.
                           SIMPSON THACHER & BARTLETT
                              425 LEXINGTON AVENUE
                          NEW YORK, NEW YORK 10017-3954
                                 (212) 455-2000

  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
================================================================================

                                 AMENDMENT NO. 1
                                TO SCHEDULE 14D-9

        This Amendment No. 1 to Schedule 14D-9 amends and supplements the
Schedule 14D-9 (the "Schedule 14D-9") initially filed with the Securities and Exchange Commission on November 8, 2000 by Harcourt General, Inc. (the "Company") relating to the tender offer by REH Mergersub, Inc. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of Reed Elsevier Inc., a Massachusetts corporation ("Reed Elsevier"), to purchase all outstanding shares of common stock, par value $1.00 per share (the "Common Shares"), at a price of $59.00 per share, and all outstanding shares of series A cumulative convertible stock, par value $1.00 per share (the "Preferred Shares"), at a price of $77.29 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 8, 2000 and the related Letter of Transmittal (which, together with any supplements or amendments thereto, collectively constitute the "Offer"). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO"), filed by the Purchaser with the Securities and Exchange Commission on November 8, 2000.

        The information in the Schedule 14D-9 is hereby expressly incorporated herein by reference, except as otherwise set forth below. Capitalized terms used and not defined herein shall have the meanings set forth in the Schedule 14D-9.

        ITEM 8 ADDITIONAL INFORMATION

        Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following:

        "Thomson, the Company and Purchaser each filed, on November 15, 2000, a Notification and Report Form with respect to the Subsequent Transaction with the Antitrust Division and the FTC. As a result, the waiting period applicable to the Subsequent Transaction with Thomson is scheduled to expire at 11:59 p.m., New York City time, on December 15, 2000. However, prior to such time, the Antitrust Division or the FTC may extend such waiting period by requesting additional information or documentary material relevant to the Subsequent Transaction from Thomson or Purchaser. If any such request is made, the waiting period applicable to the Subsequent Transaction will be extended until 11:59 p.m., New York City time, on the 20th day after substantial compliance by Thomson, and/or Purchaser, as the case may be, with such request. Thereafter, such waiting period can be extended only by court order or with the consent of Thomson, the Company and Purchaser.

        On November 17, 2000, the Antitrust Division extended the waiting period applicable to the purchase of Shares pursuant to the Offer by requesting additional information relevant to the Offer from Purchaser. Accordingly unless further extended with the consent of Purchaser or by court order, the waiting period applicable to the purchase of Shares pursuant to the Offer will be extended until 11:59 p.m., New York City time, on the tenth day after substantial compliance by Purchaser with such request."

                                    SIGNATURE

        After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



                                          HARCOURT GENERAL, INC.


                                          By:     /s/ Eric P. Geller
                                              --------------------------------
                                          Name:   Eric P. Geller
                                          Title:  Senior Vice President, General
                                                  Counsel and Secretary


                                      B-2